Exhibit 12

Equity LifeStyle Properties, Inc.
Computation of Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	2016	2015	2014	2013	2012
Income before equity in income of unconsolidated joint ventures	$184,527	$146,423	$132,433	$75,208	$61,848
Combined fixed charges and preferred stock dividends	111,256	114,957	121,569	127,802	138,605
Earnings	$295,783	$261,380	$254,002	$203,010	$200,453

Interest incurred	$98,316	$101,777	$107,866	$113,566	$118,596
Amortization of deferred financing costs and other	3,714	3,954	4,429	4,956	5,396
Perpetual Preferred OP unit Distributions	—	—	—	—	—
Preferred stock dividends	9,226	9,226	9,274	9,280	14,613
Combined fixed charges and preferred stock dividends	$111,256	$114,957	$121,569	$127,802	$138,605
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.66	2.27	2.09	1.59	1.45